UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Taylor Morrison Home Corporation

(Name of Issuer)

                        Class A Common Stock, par value $0.00001 per share

(Titles of Class of Securities)

                               87724P106

(CUSIP Number)

                           December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87724P106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Group Holdings (SBS) Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 43,595,623 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 43,595,623 (See Item 2(a))
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,595,623 (See Item 2(a))
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 57.0% (1)
12		TYPE OF REPORTING PERSON* CO

(1) The calculation assumes that there is a total of 76,453,423 shares of Class A Common Stock of the Issuer (as defined below) outstanding, which is the sum of (i) 32,857,800 shares of Class A Common Stock outstanding as of November 13, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2013, and (ii) 43,595,623 shares of Class A Common Stock that are issuable in exchange for the 43,595,623 shares of Class B Common Stock of the Issuer and corresponding New TMM Units (as defined below) directly held by TPG TMM Holdings II (as defined below).

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CUSIP No. 87724P106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 43,595,623 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 43,595,623 (See Item 2(a))
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,595,623 (See Item 2(a))
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 57.0% (2)
12		TYPE OF REPORTING PERSON* IN

 (2) The calculation assumes that there is a total of 76,453,423 shares of Class A Common Stock of the Issuer outstanding, which is the sum of (i) 32,857,800 shares of Class A Common Stock outstanding as of November 13, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2013, and (ii) 43,595,623 shares of Class A Common Stock that are issuable in exchange for the 43,595,623 shares of Class B Common Stock of the Issuer and corresponding New TMM Units directly held by TPG TMM Holdings II.

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CUSIP No. 87724P106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 43,595,623 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 43,595,623 (See Item 2(a))
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,595,623 (See Item 2(a))
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 57.0% (3)
12		TYPE OF REPORTING PERSON* IN

(3) The calculation assumes that there is a total of 76,453,423 shares of Class A Common Stock of the Issuer outstanding, which is the sum of (i) 32,857,800 shares of Class A Common Stock outstanding as of November 13, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2013, and (ii) 43,595,623 shares of Class A Common Stock that are issuable in exchange for the 43,595,623 shares of Class B Common Stock of the Issuer and corresponding New TMM Units directly held by TPG TMM Holdings II.

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Item 1(a). Name of Issuer:

Taylor Morrison Home Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole shareholder of TPG GenPar VI AIV TM Advisors, Inc., a Cayman corporation, which is the general partner of TPG GenPar VI AIV TM, L.P., a Cayman limited partnership, which is the general partner of TPG TM IV-A, L.P., a Cayman limited partnership, which is the sole member of TPG TM IV, SRL, a Barbados society with restricted liability, which is the sole member of TPG TM III-2, SRL, a Barbados society with restricted liability, which is the sole shareholder of TPG TMM Holdings II GP, ULC, a British Columbia unlimited liability company, which is the general partner of TPG TMM Holdings II, L.P., a Cayman limited partnership (“TPG TMM Holdings II”), which holds 43,595,623 shares of Class B Common Stock of the Issuer and an equal number of common partnership units (the “New TMM Units”) in TMM Holdings II Limited Partnership, a Cayman limited partnership (“New TMM”). The New TMM Units, together with a corresponding number of shares of Class B Common Stock of the Issuer, may be exchanged for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to certain adjustments and according to the terms of the Exchange Agreement (the “Exchange Agreement”), dated April 9, 2013, by and among the Issuer, New TMM and certain holders of New TMM Units and shares of Class B Common Stock of the Issuer.

David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the securities held by TPG TMM Holdings II. Messrs. Bonderman and Coulter disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages.

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Item 2(d). Titles of Classes of Securities:

Common Stock, $0.00001 par value (“Common Stock”)

Item 2(e). CUSIP Number:

87724P106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

.

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

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Item 4. Ownership

(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
(b)	Percent of Class:
See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8. Identification and Classification of Members of the Group.

TPG TMM Holdings II entered into a Stockholders Agreement (the “Stockholders Agreement”), dated as of April 9, 2013, with the Issuer and certain other stockholder parties thereto (the “Holders”). Pursuant to the Stockholders Agreement, TPG TMM Holdings II and the Holders have agreed, among other things, to vote their shares of Class B Common Stock of the Issuer to elect members of the Board of the Directors of the Issuer as set forth therein.

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Because of the relationship between TPG TMM Holdings II and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own 87,191,246 shares of Class A Common Stock of the Issuer, which represents the number of shares of Class A Common Stock that would be received in the aggregate by TPG TMM Holdings II and the Holders upon exchange of all of the shares of Class B Common Stock of the Issuer and New TMM Units directly held by TPG TMM Holdings II and the Holders. 87,191,246 shares of Class A Common Stock represents 72.6% of the total number of outstanding shares of Class A Common Stock of the Issuer (based on a total of 120,049,046 shares of Class A Common Stock outstanding, which includes (i) 32,857,800 shares of Class A Common Stock outstanding as of November 13, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2013, and (ii) 87,191,246 shares of Class A Common Stock that are issuable in exchange for the 87,191,246 shares of Class B Common Stock of the Issuer and corresponding New TMM Units held in the aggregate by TPG TMM Holdings II and the Holders).

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

TPG Group Holdings (SBS) Advisors, Inc. By: /s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami, on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami, on behalf of James G. Coulter (5)

_______________

(4) Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).

(5) Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

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Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

_______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011

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